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                          BLUEFIRE ETHANOL FUELS, INC.
                                    31 MUSICK
                            IRVINE, CALIFORNIA 92618


March 26, 2007


Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:        Bluefire Ethanol Fuels, Inc.
           Form 10-SBA
           Filed on February 28, 2007

File No. 0-52361

Ladies and Gentlemen:

Bluefire Ethanol Fuels, Inc., Nevada corporation (the "Company"), hereby files this correspondence and responds to your comment in your letter dated March 12, 2007.


1. Specifically, we note your amendment filed on February 28, 2007, does not include audited financial statements in accordance with Rule 310(a) of Regulation S-B.

RESPONSE

WE HAVE NOTED YOUR COMMENT AND INCLUDED AUDITED FINANCIAL STATEMENTS WITH AMENDMENT NO. 2 TO THE COMPANY'S FORM 10-SB.

Yours truly,

By:      /s/ Arnold Klann
         ---------------------
         Arnold Klann
         CEO and Director